EXHIBIT 4.1.2
                        STANDARD & POOR'S RATINGS GROUP
                         BOND INSURANCE ADMINISTRATION
                                  25 BROADWAY
                            NEW YORK, NEW YORK 10004
                            TELEPHONE (212) 208-1061
                                                                November 2, 1995

Merrill Lynch Pierce                    The Bank of New York
Fenner & Smith Incorporated             Unit Investment Trust Department
Defined Asset Funds                     P.O. Box 974
P.O. Box 9051                           Wall Street Division
Princeton, NJ 08543-9051                New York, NY 10268-0974

Re: Municipal Investment Trust Fund, Multistate Series - 97,
    Defined Asset Funds (California, New Jersey, New York and Pennsylvania
    Trusts)

Gentlemen:

     Pursuant to your request for a Standard & Poor's rating on the units of the above-captioned trusts, SEC No. 33-62037, we have reviewed the information presented to us and have assigned a 'AAA' rating to the units of the trusts and a 'AAA' rating to the securities contained in the trusts. The ratings are direct reflections, of the portfolios of the trusts, which will be composed solely of securities covered by bond insurance policies that insure against default in the payment of principal and interest on the securities so long as they remain outstanding. Since such policies have been issued by one or more insurance companies which have been assigned 'AAA' claims paying ability ratings by S&P, S&P has assigned a 'AAA' rating to the units of the trusts and to the securities contained in the trusts.

     You have permission to use the name of Standard & Poor's Corporation and the above-assigned ratings in connection with your dissemination of information relating to these units, provided that it is understood that the ratings are not 'market' ratings nor recommendations to buy, hold, or sell the units of the trusts or the securities contained in the trusts. Further, it should be understood the rating on the units does not take into account the extent to which trust expenses or portfolio asset sales for less than the trust's purchase price will reduce payment to the unit holders of the interest and principal required to be paid on the portfolio assets. S&P reserves the right to advise its own clients, subscribers, and the public of the ratings. S&P relies on the sponsor and its counsel, accountants, and other experts for the accuracy and completeness of the information submitted in connection with the ratings. S&P does not independently verify the truth or accuracy of any such information.

     This letter evidences our consent to the use of the name of Standard & Poor's Corporation in connection with the rating assigned to the units in the registration statement or prospectus relating to the units or the trusts. However, this letter should not be construed as a consent by us, within the meaning of Section 7 of the Securities Act of 1933, to the use of the name of Standard & Poor's Corporation in connection with the ratings assigned to the securities contained in the trusts. You are hereby authorized to file a copy of this letter with the Securities and Exchange Commission.

     Please be certain to send us three copies of your final prospectus as soon as it becomes available. Should we not receive them within a reasonable time after the closing or should they not conform to the representations made to us, we reserve the right to withdraw the rating.

     We are pleased to have had the opportunity to be of service to you. If we can be of further help, please do not hesitate to call upon us.

                                          Very truly yours,

                                          VINCENT S. ORGO
                                          Standard & Poor's Corporation